UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 25	OMB Number: 3235-0080 Expires: January 31, 2012 Estimated average burden hours per response 1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-34136

China Cablecom Holdings, Ltd. – Nasdaq Capital Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Suite 4612, Tower 1, Plaza 66, No.1266 Nanjing West Road, Shanghai, 200040, People’s Republic of China
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary Shares, $.0015 par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR240. 12d2-2(a)(1)

☐ 17 CFR240. 12d2-2(a)(2)

☐ 17 CFR240. 12d2-2(a)(3)

☐ 17 CFR240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240. 12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240. 12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, China Cablecom Holdings, Ltd. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 28, 2011	By:	/s/ Clive Ng	Executive Chairman
Date	Name:	Clive Ng	Title

_________________
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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